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17016708

SEC
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Section

MAR 0 3 2017

Washington DC
414

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonecrest Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 West 6th Street, Suite 1520
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonecrest Capital Markets, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public


ELAINE D. SMITH
NOTARY
PUBLIC
EXP 6-26-2018
HARFORD COUNTY, MARYLAND

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonecrest Capital Markets, Inc

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

Stonecrest Capital Markets, Inc.

Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stonecrest Capital Markets, Inc.

We have audited the accompanying financial statements of Stonecrest Capital Markets, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stonecrest Capital Markets, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonecrest Capital Markets, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Stonecrest Capital Markets, Inc. financial statements. The information is the responsibility of Stonecrest Capital Markets, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2017
Atlanta, Georgia



RUBIO CPA, PC

Stonecrest Capital Markets, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	169,063
Deposit with clearing broker		100,000
Receivable from clearing broker		83,592
Loan Receivable		15,000
Prepaid expenses		32,612
Furniture and equipment, net of accumulated depreciation		6,664
Commissions Receivable		4,226
Other Assets		1,500
Total assets	$	412,657

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	73,779
Liabilities subordinated to claims of general creditors		150,000
		223,779
STOCKHOLDER'S EQUITY:		
Common stock - $.01 par value; 100,000 shares authorized 1,200 shares issued and outstanding		12
Additional paid-in capital		469,509
Accumulated (deficit)		(280,643)
Total Stockholder's Equity		188,878
Total Liabilities and stockholders' equity	$	412,657

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Operations
For The Year Ended December 31, 2016

REVENUES:	
Commissions and fees	$ 1,375,999
Interest income	493
Total revenues	1,376,492
EXPENSES:	
Commissions and payroll	1,044,592
Technology and communication	163,050
Occupancy	59,500
Clearing charges	62,535
Regulatory fees	14,370
Other general and administrative operating	86,607
Total expenses	1,430,654
Net Loss before income tax	(54,162)
Income taxes	-
NET LOSS	$ (54,162)

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2016

Balance at December 31, 2015	$ 150,000
2016 Activity	$ -
Balance at December 31, 2016	$ 150,000

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2015	1,200	$ 12	$ 177,509	$ (226,481)	$ (48,960)
Contributions from stockholder			292,000		292,000
Net Loss				(54,162)	(54,162)
Balance, December 31, 2016	1,200	$ 12	$ 469,509	$ (280,643)	$ 188,878

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2016

OPERATING ACTIVITIES	
Net loss	$ (54,162)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	153
Changes in receivable from clearing broker	(25,034)
Changes in accounts receivable	(4,226)
Changes in accounts payable and accrued expenses	30,544
Changes in security deposit	(1,500)
Changes in Deposit with clearing broker	(75,000)
Changes in prepaid expenses	(24,809)
Net cash used by operating activities	(154,034)
INVESTING ACTIVITIES	
Purchase of office equipment	(6,817)
Net cash used by investing activities	(6,817)
FINANCING ACTIVITIES	
Contributed capital	292,000
Net cash provided financing activities	292,000
NET INCREASE IN CASH	131,149
CASH AT BEGINNING OF YEAR	37,914
CASH AT END OF YEAR	$ 169,063

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.

Notes to Financial Statements

For the year ended December 31, 2016

Note 1 - Organization and Summary of Significant Accounting Policies and Activities

Organization

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

During 2016, Stonecrest Holdings, LLC ("Stonecrest"), purchased all of the shares of the Company. Business activities have expanded since the purchase. The Company intends to seek to act as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables.

The Company changed its name from Redwine & Company, Inc to Stonecrest Capital Markets, Inc in September of 2016.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with FAS- 109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to a net operating loss carryforward.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company's current income tax benefit differs from the amounts computed by applying the combined federal and state income tax rates to the income before income taxes because the Company did not become subject to income taxes until May 27,2016 and incurred a small loss for the period from that date until December 31, 2016. The Company has not recorded a deferred tax asset reflecting any benefit of future tax benefits as in the judgment of the Company the utilization is more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist of trade receivables or commissions earned. The Company regularly reviews its accounts receivable for bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Note 2 -Deposit and Accounts with Clearing Firm

The Company clears certain of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit. As of December 31, 2016, the Company has $100,000 on deposit with the clearing firm.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2016, the Company's net capital was $283,102, which was $233,102 in excess of its required net capital of $50,000.

The Company's net capital ratio (aggregate indebtedness to net capital) was .26 to 1.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 4 -Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued. No such events have occurred through that date.

Note 5 -Liabilities Subordinated to the Claims of General Creditors

The $150,000 represents loans subordinated to the claims of general creditors as of December 31, 2016. The subordinated loans are covered by agreements approved by the Financial Industry Regulatory Authority (FINRA) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are with related parties and bear interest at rates ranging from 2.5% to 7%.

The subordinated notes mature in 2018.

Note 6 -Lease Commitment

Operating Leases: The Company leases office premises under an operating lease. The Company's commitment under the office premises operating lease is approximately the following:

2017	98,000
2018	74,000
2019	58,000
2020	60,000
2021	46,000
	336,000

Rent expense for the year ended December 31, 2016 was approximately $47,000.

Stonecrest Capital Markets, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2016

Stockholder's Equity per Statement of Financial Condition	$	188,878
Subordinated debt allowable for net capital		150,000
Total capital and allowable credits		338,878
Less: Nonallowable assets		55,776
Net capital	$	283,102
Aggregate indebtedness - items included in financial statements	$	73,779
Basic net capital requirement ($50,000 minimum)	$	50,000
Minimum net capital requirement 6.67% of aggregate indebtedness		4,921
Excess net capital	$	233,102
Ratio aggregate indebtedness to net capital		26%

Reconciliation with Company's computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2016

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

Stonecrest Capital Markets, Inc.
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stonecrest Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Stonecrest Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonecrest Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Stonecrest Capital Markets, Inc. stated that Stonecrest Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonecrest Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonecrest Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2017
Atlanta, GA



RUBIO CPA, PC

STONECREST CAPITAL MARKETS, INC.

Stonecrest Capital Markets, Inc Exemption Report

Stonecrest Capital Markets, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout most of the recent fiscal year with one possible exception as outline below.

A branch office received mail on February 9, 2016 that was not opened because of personnel not being in the office. On February 12, 2016, the mail was opened and two checks were enclosed in one envelope that contained a client deposit to their IRA. The checks we forwarded to Pershing on February 12, 2016 and receipt was confirmed in the client account on February 16, 2016. Because there was a delay in opening the mail by authorized personnel this is a possible exemption.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Brent Hippert
Title: CFO
February 27, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

STONECREST CAPITAL MARKETS, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Stonecrest Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Stonecrest Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Stonecrest Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stonecrest Capital Markets, Inc.'s management is responsible for Stonecrest Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Companies Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2017
Atlanta, GA



RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048754 FINRA DEC

Stonecrest Capital Markets, Inc.
700 Lavaca Street, Suite 1400
Austin, TX 78701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 443-541-8400

Change of Name from Redwine & Company Inc.

2. A. General Assessment (item 2e from page 2) $ 3,012

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

____
Date Paid

C. Less prior overpayment applied (2,131)

D. Assessment balance due or (overpayment) 881

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 881

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 881

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stonecrest Capital Markets, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2016
and ending Dec 31, 2016

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,376,492
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	62,535
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Insurance products and open ended mutual funds (Deductions in excess of $100,000 require documentation)	109,014
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	171,549
2d. SIPC Net Operating Revenues	$ 1,204,943
2e. General Assessment @ .0025	$ 3,012

(to page 1, line 2.A.)